Exhibit 1

Dear Fellow Shareholder:
Thank you for your investment in our company. Ashland is making great progress as we transform into a leaner, more cost-competitive and growth-oriented specialty chemicals company. Our decisive actions are improving our competitive position and creating significant value for our shareholders.
Following completion of our Valvoline separation in May 2017, we developed a new plan with strategic objectives designed to accelerate results. These objectives include investing in innovation, delivering significant cost savings, and redesigning the organization to better align resources to provide rapid solutions for our customers' problems. Our fiscal 2018 financial results demonstrate that this plan and the actions we are taking are working. Looking ahead, we are confident that we will continue delivering stronger growth and enhanced shareholder value.
Vote the enclosed BLUE proxy card today FOR ALL 11 of Ashland's qualified and experienced director nominees

Despite this progress, a shareholder, Cruiser Capital Master Fund LP ("Cruiser"), a small hedge fund, has provided notice of its intent to nominate a slate of four nominees for election as directors at the company's 2019 Annual Meeting of Stockholders ("2019 Annual Meeting") in opposition to your board of directors' recommended nominees. Ashland's Governance and Nominating Committee reviewed Cruiser's four nominees, and with the unanimous support of the board after consulting with Russell Reynolds Associates, a leading search firm, determined not to recommend these individuals for nomination to the board. Ashland has a track record of adding individuals recommended by shareholders when those individuals are additive to the skills and expertise of the existing board members. This includes nominating three directors recommended by shareholders in the last five years, including one this year and one last year. However, the Ashland board determined that none of Cruiser's four nominees met that requirement and did NOT endorse any of the Cruiser nominees. Ashland urges you to discard and not return any White proxy card you may receive from Cruiser.
The Ashland board is a powerful advocate for investors and has a proven track record of delivering superior value. Therefore, we strongly recommend that you elect the Ashland directors by voting the BLUE proxy card today FOR ALL 11 of Ashland's qualified and experienced director nominees: Brendan M. Cummins, William G. Dempsey, Jay V. Ihlenfeld, Susan L. Main, Jerome A. Peribere, Craig A. Rogerson, Mark C. Rohr, Janice J. Teal, Michael J. Ward, Kathleen Wilson-Thompson and William A. Wulfsohn.
FISCAL 2018:
A YEAR OF PROGRESS DEMONSTRATING ASHLAND'S ABILITY TO DELIVER ON ITS COMMITMENTS TO INVESTORS
Fiscal 2018 was a year of great progress on Ashland's value creation plan. We are not only delivering - but far exceeding - the financial commitments we outlined at our Investor Day in May 2017. In fact, our goal was to grow Adjusted Earnings Per Share ("EPS") at a level greater than 15% per year. In fiscal year 2018, we grew Diluted EPS from continuing operations by 198% and Adjusted Diluted EPS by 47%.1
Other highlights of our fiscal 2018 results include:
   Net income was $114 million compared to $28 million in fiscal 2017;
   Adjusted EBITDA2 increased by 20%, to $683 million, compared to $570 million in 2017; and
   Sales rose 15%, to $3.74 billion, with double-digit sales growth in all three reportable segments (Specialty Ingredients, Composites, and Intermediates and Solvents).
As part of our EBITDA margin acceleration program, Ashland expects to report that it has achieved its target of $120 million in total run-rate savings by end of calendar 2019.
Importantly, the market recognized our progress to deliver enhanced shareholder value-during fiscal 2018 our stock price increased 28%.
We expect continued progress in fiscal 2019 and beyond as we realize the benefits from the EBITDA margin acceleration program and become a pure-play specialty chemicals company.

ASHLAND'S STRATEGY IS DELIVERING SUPERIOR RETURNS
The results of our efforts are reflected in Ashland's shareholder returns. Our returns have outpaced the S&P Mid-Cap 400 and our proxy peers3 in recent years.4
ASHLAND TOTAL SHAREHOLDER RETURN ("TSR") vs S&P MID-CAP 400
21% TSR SINCE COMPLETION OF VALVOLINE SEPARATION (MAY 12, 2017) compared to -2%  0% 1-YEAR TSR compared to -12%  44% 3-YEAR TSR compared to 22%  59% 5-YEAR TSR compared to 33%
ASHLAND TOTAL SHAREHOLDER RETURN ("TSR") vs PROXY PEERS  21% TSR SINCE COMPLETION OF VALVOLINE SEPARATION (MAY 12, 2017) compared to proxy peer mean of -7% 0% 1-YEAR TSR compared to proxy peer mean of -22%  44% 3-YEAR TSR compared to proxy peer mean of 23%  59% 5-YEAR TSR compared to proxy peer mean of 17%
ASHLAND IS PROACTIVELY OPTIMIZING ITS PORTFOLIO TO DRIVE SHAREHOLDER VALUE
The board and management team have been positioning Ashland for profitable growth as a pure-play specialty chemicals company by divesting non-core businesses in order to create a more streamlined portfolio and by acquiring businesses that align with this strategy.
Since 2006, Ashland has divested (or announced definitive agreements to divest) more than $10 billion5 in non- core businesses, enabling us to reduce debt and reinvest in the growth of our core business. This includes the separation of Valvoline and successful divestitures of Ashland Water Technologies, APAC, Ashland Distribution, Drew Marine, and Elastomers. In addition, we recently announced the sale of our Composites segment, as well as our BDO manufacturing facility in Marl, Germany for $1.1 billion, a catalyst to creating a leaner, more competitive Ashland.
Ashland has also acquired businesses with attractive margins and growth opportunities, including Pharmachem, International Specialty Products (ISP), Hercules and Air Products Adhesives. Together, these acquisitions provide Ashland access to higher-margin and higher-growth end markets while strengthening the company's product line and growing sales.

ASHLAND'S BOARD HAS THE SKILLS AND EXPERTISE NEEDED TO DRIVE CONTINUED GROWTH
Your board's director nominees are composed of 11 highly qualified individuals, 10 of whom are independent, and all of whom bring experience in areas that are relevant and important to the company's business and continued success.
VALUABLE EXPERIENCE IN AREAS CRITICAL TO ASHLAND'S BUSINESS
Director Nominees6
Chemicals
Executive Leadership
Accounting & Finance
Operations
Global / International
Public Company Board Experience
R&D / Science / Technology
Brendan M. Cummins
7
William G. Dempsey
Jay V. Ihlenfeld
Susan L. Main
Jerome A. Peribere
Craig A. Rogerson
Mark C. Rohr
Janice J. Teal
Michael J. Ward
Kathleen Wilson- Thompson8
William A. Wulfsohn
The Ashland board is actively engaged in overseeing the company's transformation and will continue to work closely with management to drive value for shareholders.

ASHLAND'S BOARD IS COMMITTED TO REGULAR,
ONGOING REFRESHMENT
The Ashland board regularly takes steps to refresh and strengthen its composition. On December 13, 2018, the board announced that, consistent with Ashland's director retirement policy, Barry Perry, Ashland's lead independent director, will retire from Ashland's board effective at the 2019 Annual Meeting. The board announced that it has added Craig Rogerson to the board's slate of nominees for election at the 2019 Annual Meeting. The addition of Mr. Rogerson followed extensive dialogue with several major shareholders following requests for input on the new director. The board's actions are consistent with Ashland's history of taking shareholder feedback seriously.
Illustrating the company's history of regular, ongoing refreshment, the company noted that following the Annual Meeting, if elected:
6 directors of 11
will have joined the board within the past three years
5 directors of 11
will have joined the board since the beginning of 2017
Ashland's average board tenure of six years is below the average tenure of the S&P 500 of eight years and the S&P Midcap 400 tenure of nine years.9
ASHLAND HAS A TRACK RECORD OF RESPONSIVENESS TO SHAREHOLDERS
Ashland has regular and extensive communications with its shareholders, including with respect to board composition and governance matters. We appreciate the perspectives we receive from our shareholders during these conversations, including in recent conversations with several major shareholders regarding the addition of Mr. Rogerson to the board's slate of nominees. We thoroughly evaluate and seriously consider implementing any suggestions from our shareholders that we believe will drive enhanced value for our company and our shareholders.
In addition to Mr. Rogerson, just last year Ashland nominated Jerome Peribere, who was recommended by Cruiser, to the board, and we are nominating Mr. Peribere for re-election this year, illustrating Ashland's track record of taking our shareholders' views seriously. Mr. Rogerson is now the third director recommended by shareholders that Ashland has nominated over the past five years.
VOTE THE BLUE PROXY CARD TODAY “FOR” ALL OF ASHLAND’S HIGHLY QUALIFIED DIRECTOR NOMINEES

CRUISER'S NOMINEES DO NOT HAVE ADDITIVE SKILLS OR EXPERIENCE
Ashland is always receptive to input from shareholders that may enhance shareholder value, including with respect to Cruiser's recommendation of Mr. Peribere and his subsequent appointment to our board last year.
Contrary to Cruiser's highly misleading claim, the Ashland board oversaw a robust process of review and evaluation with respect to Cruiser's four nominees. At the board's direction, each of Cruiser's nominees was individually interviewed by Russell Reynolds, a leading search firm that has been advising Ashland in its ongoing board refreshment process. Following that review, Russell Reynolds conducted further research on and evaluation of each candidate and provided feedback and recommendations, which were discussed in detail with Ashland's Governance and Nominating Committee and the full board.
After a thorough review of Cruiser's four nominees, it was determined with the unanimous support of the board that the nominees were not additive to the skills and expertise of the existing board members. Importantly, the process followed with respect to the Cruiser nominees is Ashland board's standard practice for reviewing potential candidates and is the same process that led to last year's appointment to the board of Cruiser's recommendation, Mr. Peribere. It is also important to note that one of Cruiser's nominees is 83 years old, more than a decade older than the board's mandatory retirement age.
While the Ashland board would prefer to forego the cost and resource demands of a proxy contest, it will not approve nominees who are not additive to the board simply to avoid one.
CRUISER HAS OFFERED NO NEW ACTIONABLE IDEAS
Your board and management team have maintained an open dialogue and held numerous discussions with Cruiser since they made their investment in Ashland. In fact, Ashland's Chairman and Chief Executive Officer, Mr. Wulfsohn, and Governance and Nominating Committee Chair, Mr. Cummins, spoke with two of Cruiser's nominees (Dr. Bill Joyce and Allen Spizzo) on December 21, 2018. Mr. Wulfsohn and Mr. Cummins evaluated their feedback and have offered to meet again with them to learn of any specific ideas they may have towards improving the business. However, Cruiser has not provided our board or management team with any new ideas to drive value.
ASHLAND HAS A STRONG BOARD AND MANAGEMENT TEAM EXECUTING ITS TRANSFORMATION AND DELIVERING RESULTS FOR SHAREHOLDERS
Now is the time to focus on the continued execution of our successful plan and avoid disrupting the progress Ashland is making. Ashland has a strong team and strategy in place to achieve its objectives and is committed to regularly taking steps to refresh and strengthen its board membership to ensure that it has the right mix of experience and capabilities. Your board of directors unanimously recommends that you vote FOR the election of ALL of your board of directors' nominees using the enclosed BLUE proxy card today.
We appreciate your continued confidence in Ashland.
Sincerely,
THE ASHLAND BOARD OF DIRECTORS

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "is likely," "predicts," "projects," "forecasts," "objectives," "may," "will," "should," "plans" and "intends" and the negative of these words or other comparable terminology. Ashland may from time to time make forward-looking statements in its annual reports, quarterly reports and other filings with the SEC, news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, as well as the economy and other future events or circumstances. These statements include, but may not be limited to, the statements under "FISCAL 2018: A YEAR OF PROGRESS ILLUSTRATING ASHLAND'S ABILITY TO DELIVER ON ITS COMMITMENTS TO INVESTORS", Ashland's assessment on its progress towards becoming a premier specialty chemicals company and its expectations regarding its ability to drive sales and earnings growth, realize further cost reductions and complete the anticipated divestiture of its Composites business and Marl BDO facility.

Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the program to eliminate certain existing corporate and Specialty Ingredients expenses (including the possibility that such cost eliminations may not occur or may take longer to implement than anticipated), the expected divestiture of its Composites segment and the Marl BDO facility, and related merchant I&S products (including, in each case, the possibility that a transaction may not occur or that, if a transaction does occur, Ashland may not realize the anticipated benefits from such transaction), the impact of acquisitions and/or divestitures Ashland has made or may make, including the acquisition of Pharmachem (including the possibility that Ashland may not realize the anticipated benefits from such transactions); Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt); Ashland's ability to generate sufficient cash to finance its stock repurchase plans; severe weather, natural disasters, cyber events and legal proceedings and claims (including product recalls, environmental and asbestos matters); and without limitation, risks and uncertainties affecting Ashland that are described in Ashland's most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at http://www.sec.gov. Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this communication whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION

On January 2, 2019, Ashland filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "proxy statement") and blue proxy card in connection with its 2019 Annual Meeting, which is available free of charge at the SEC's website at www.sec.gov and Ashland's website at http://investor.ashland.com. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS, INCLUDING ASHLAND'S PROXY STATEMENT AND ANY AMENDMENTS THERETO AND ACCOMPANYING BLUE PROXY CARD, FILED WITH OR FURNISHED TO THE SEC BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT ASHLAND.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Ashland, its directors, director nominees and certain of its officers, including William A. Wulfsohn, Brendan Cummins, William G. Dempsey, Jay V. Ihlenfeld, Susan L. Main, Jerome A. Peribere, Barry W. Perry, Craig A. Rogerson, Mark C. Rohr, Janice J. Teal, Michael J. Ward, Kathleen Wilson-Thompson, J. Kevin Willis, Peter J. Ganz and Seth A. Mrozek, will be participants in the solicitation of proxies from stockholders in respect of the 2019 Annual Meeting of Stockholders. Information regarding the ownership of the Company's directors and executive officers in the company by security holdings or otherwise is included in Ashland's proxy statement for the 2019 Annual Meeting of Stockholders, which was filed with the SEC on January 2, 2019. To the extent holdings of Ashland securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Stockholders may obtain free copies of the proxy statement and other relevant documents that Ashland files with the SEC on Ashland's website at http://investor.ashland.com or from the SEC's website at www.sec.gov.

APPENDIX A

EBITDA and Adjusted EBITDA Reconciliation (In millions)

	2018 ($)	2017 ($)
Net income (loss)	114	28
Income tax expense (benefit)	9	7
Net interest and other financing expense	122	234
Depreciation and amortization (a)	298	282
EBITDA	543	551
Income from discontinued operations (net of taxes)	(9)	(133)
Key items included in EBITDA:		
Restructuring, separation and other costs	85	87
Accelerated depreciation	14	19
Environmental reserve adjustments	44	9
Asset impairments	16	-
Tax indemnity expense	5	-
Net loss on acquisitions and divestitures (b)	2	6
Loss (gain) on pension and other postretirement plan remeasurements	(12)	6
Legal settlement/reserve	(5)	5
Unplanned plant shutdowns	-	13
Inventory fair value adjustment	-	7
Total key items included in EBITDA	149	152
Adjusted EBITDA (c)	683	570
Total key items included in EBITDA	149	152
Debt refinancing costs (d)	1	112
Total key items, before tax	150	264

a Excludes $14 million and $19 million of accelerated depreciation during 2018 and 2017, respectively.

b Excludes expense of $2 million during 2018 related to ongoing adjustments of previous divestiture transactions.

c Includes $9 million and $8 million during 2018 and 2017, respectively, of net periodic pension and other postretirement costs (income) recognized ratably through the fiscal year. These costs (income) are comprised of service cost, interest cost, expected return on plan assets, and amortization of prior service credit and are disclosed in further detail in Note N of the Notes to Consolidated Financial Statements in Ashland's Form 10-K filed with the SEC on November 19, 2018.

d Debt refinancing costs during 2018 primarily included a $1 million charge for new debt issuance costs incurred with the re-pricing of the term loan B facility. Debt refinancing costs during 2017 included $92 million of accelerated accretion from the tender offer of the 2029 notes, a $16 million charge for early redemption premium payments and bondholder consent fees for senior notes due 2018 and 2022, a $9 million charge for debt issuance costs resulting from financing activity for the 2017 Credit Agreement and a net gain of $5 million related to the repayment of notes due 2029. All debt refinancing costs were recorded within the net interest and other financing expense caption on the Statements of Consolidated Comprehensive Income (Loss). See Note J of the Notes to Consolidated Financial Statements in Ashland's Form 10-K filed with the SEC on November 19, 2018 for more information.

Diluted EPS and Adjusted Diluted EPS

	2018 ($)	2017 ($)
Diluted EPS from continuing operations (as reported)	1.66	(1.69)
Restructuring, separation and other costs	1.56	1.70
Environmental reserve adjustments	0.68	0.15
Asset impairments	0.25	-
Loss (gain) on pension and other postretirement plan remeasurements	(0.20)	0.09
Tax indemnity expense	0.08	-
Net loss on acquisitions and divestitures	0.04	0.09
Legal settlement/reserve	(0.07)	0.07
Unplanned plant shutdowns	-	0.21
Inventory fair value adjustment	-	0.11
Debt refinancing costs	0.02	1.78
Key items, before tax	2.36	4.20
Tax effect of key items (a)	(0.52	(1.40)
Key items, after tax	1.84	2.80
Tax specific key items:		
Deferred tax rate changes	(2.19)	-
One-time transition tax	2.00	-
Uncertain tax positions	(0.40)	-
Restructuring and separation activity	0.56	0.28
Other tax reform	0.17	-
Valuation allowances	(0.06)	(0.33)
Foreign dividends	-	1.38
Other	-	-
Tax specific key items (b)	0.08	1.33
Total key items	1.92	4.13
Adjusted diluted EPS from continuing operations (non-GAAP)	3.58	2.44

a Represents the diluted EPS impact from the tax effect of the key items that are previously identified above.

b Represents the diluted EPS impact from tax specific financial transactions, tax law changes or other matters that fall within the definition of tax specific key items. For additional explanation of these tax specific key items, see the income tax expense (benefit) discussion within the caption review section in Ashland's Form 10-K filed on November 19, 2018.

YOUR VOTE IS EXTREMELY IMPORTANT
NO MATTER HOW MANY SHARES YOU OWN.
If you have any questions or require any assistance with voting your shares, please contact Ashland's proxy solicitor:
Innisfree M&A Incorporated
STOCKHOLDERS MAY CALL TOLL-FREE
1 (877) 456-3402
BANKS AND BROKERS MAY CALL COLLECT
1 (212) 750-5833
Remember, your board of directors does not endorse any of the Cruiser nominees and strongly urges you not to sign or return any White proxy card sent to you by Cruiser. If you have previously voted using a White proxy card sent to you by Cruiser, you can revoke that proxy by using the enclosed BLUE proxy card to vote by Internet, by telephone or by signing, dating and returning the BLUE proxy card today. Only your last-dated proxy will count!
NOTES
1  See Appendix A for a reconciliation of Adjusted Diluted EPS to Diluted EPS.
2  See Appendix A for a reconciliation of Adjusted EBITDA to Net Income.
3  Proxy peers include Albemarle Corporation (ALB), Axalta Coating Systems (AXTA), Cabot Corporation (CBT), Celanese Corporation (CE), Eastman Chemical Company (EMN), FMC Corporation (FMC), H.B. Fuller Company (FUL), Huntsman Corporation (HUN), International Flavors & Fragrances (IFF), NewMarket Corporation (NEU), Olin Corporation (OLN), Platform Specialty Products Corporation (PAH), Polyone Corporation (POL), RPM International Inc. (RPM), W. R. Grace and Company (GRA), and Westlake Chemical Corporation (WLK). A. Schulman not included due to acquisition by LyondellBasell completed on August 21, 2018.
4  All TSR figures are as of December 27, 2018, the last possible date before going to print.
5  Divestitures include Valvoline enterprise value of $5.3 billion post-final separation as of May 15, 2017, Water Technologies sale price of $1.8 billion, APAC sale price of $1.3 billion, Ashland Distribution sale price of $979 million, Drew Marine sale price of $120 million, Elastomers sale, and Composites and BDO announced sale price of $1.1 billion.
6  Biographical information for each director nominee may be found in the section "Proposal One--Election of Directors" in Ashland's proxy statement.
7  Mr. Cummins serves on the board of Nanco Group Plc, headquartered in the United Kingdom.
8  Ms. Wilson-Thompson also brings valuable experience in managing significant corporate change and related personnel issues.
9  EY Center for Board Members - Corporate Governance by the Numbers.